UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

1.1	Underwriting Agreement — Basic Provisions by Embraer S.A. (the “Company”), dated as of June 12, 2012.

1.2	Terms Agreement among the Company, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC, dated as of June 12, 2012.

4.1	Indenture between the Company and The Bank of New York Mellon (the “Trustee”), dated as of June 15, 2012.

4.2	First Supplemental Indenture between the Company and the Trustee, dated as of June 15¸ 2012.

4.3	Form of Global Note (incorporated by reference to Exhibit 99(A) to the Registrant’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 13, 2012).

5.1	Opinion of Márcia Sato Davoli de Araújo, Associate General Counsel of the Company.

5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement — Basic Provisions by Embraer S.A. (the “Company”), dated as of June 12, 2012.

1.2	Terms Agreement among the Company, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC, dated as of June 12, 2012.

4.1	Indenture between the Company and The Bank of New York Mellon (the “Trustee”), dated as of June 15, 2012.

4.2	First Supplemental Indenture between the Company and the Trustee, dated as of June 15¸ 2012.

4.3	Form of Global Note (incorporated by reference to Exhibit 99(A) to the Registrant’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 13, 2012).

5.1	Opinion of Márcia Sato Davoli de Araújo, Associate General Counsel of the Company.

5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

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